EXHIBIT 4.34(d)

JACOBS ENTERTAINMENT, INC

240 Main Street
Black Hawk, Colorado 80422

December 21, 2005

Wells Fargo Bank, National Association

Corporate Trust Services

213 Court Street - Suite 703

Middletown, CT 06457

Ladies and Gentlemen:

Reference is made to that certain security agreement (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Security Agreement”; capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Security Agreement), dated as of February 8, 2002, among Gameco, Inc. (renamed Jacobs Entertainment, Inc., the “Issuer”), each of the Guarantors listed on the signature pages thereto or from time to time party thereto by execution of a joinder agreement, and Wells Fargo Bank, National Association, as Trustee (in such capacity and together with any successors in such capacity, the “Trustee”).

This letter supplements the Security Agreement and is delivered by the undersigned, JACOBS PIÑON PLAZA ENTERTAINMENT, INC., a Nevada corporation (the “New Pledgor”), pursuant to Section 3.5 of the Security Agreement. The New Pledgor hereby agrees to be bound as a Guarantor and as a Pledgor by all of the terms, covenants and conditions set forth in the Security Agreement to the same extent that it would have been bound if it had been a signatory to the Security Agreement on the execution date of the Security Agreement and without limiting the generality of the foregoing, hereby grants and pledges to the Trustee, for its benefit and for the benefit of the Secured Parties, as collateral security for the full, prompt and complete payment and performance when due (whether at stated maturity, by acceleration or otherwise) of the Secured Obligations, a Lien on and security interest in, all of its right, title and interest in, to and under the Pledged Collateral and expressly assumes all obligations and liabilities of a Guarantor and Pledgor thereunder. The New Pledgor hereby makes each of the representations and warranties and agrees to each of the covenants applicable to the Pledgors contained in the Security Agreement.

The New Pledgor represents, warrants and agrees that in connection with its obligations under Section 3.4(b) of the Security Agreement, with respect to each Deposit Account described on Schedule 3.4(b) annexed hereto, the New Pledgor shall, within thirty (30) days after the date hereof, either (1) enter into a control agreement with the applicable depositary which form shall be in form and substance reasonably acceptable to the Trustee and shall perfect the Trustee’s security interest in such Deposit Account by control or (2) close such Deposit Account.

Attached hereto are supplements to each of the schedules to the Security Agreement with respect to the New Pledgor. Such supplements shall be deemed to be part of the Security Agreement.

This agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all such counterparts together shall constitute one and the same agreement.

THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the New Pledgor has caused this letter agreement to be executed and delivered by its duly authorized officer as of the date first above written.

JACOBS PIÑON PLAZA ENTERTAINMENT, INC.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive
Officer and President

AGREED TO AND ACCEPTED:

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Trustee

By:	/s/ Joseph P. O’Donnell
Name:	Joseph P. O’Donnell
Title:	Vice President